April 4, 2008

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tech Laboratories, Inc. (the “Company”)
Form 10-QSB for the Fiscal Quarter Ended June 30, 2007
Supplemental Response Filed September 26, 2007
File No. 000-30172

Dear Ms. Jenkins:

We are providing this letter in response to the comments included in the Staff’s letters dated December 12, 2007 and March 24, 2008 regarding the Company’s Quarterly Report on Form 10-QSB for the Quarter Ended June 30, 2007.

Note 2 - Acquisitions, Page 12:

Comment No. 1:

We note your response to prior comments one and four of our letter dated September 12, 2007. Please explain in more detail why you believe that the purchase of the FuelMeister Business by Crivello Group, LLC has economic substance apart from the subsequent reverse merger which supports accounting for the March 9, 2007 transaction as a business combination. We note that Messrs. Marks and King were appointed as officers and directors of Tech Laboratories on February 22, 2007. In your Form 10-KSB filed on April 13, 2007, it appears that no disclosure was made regarding: (i) any pending business combination with Renewal Biodiesel, (ii) that Messrs. Marks and King were minority owners of Renewal Biodiesel, (iii) that Mr. Marks was associated with the Crivello Group. On April 26, 2007, your Form 8-K filing reported the consummation of the merger between Tech Laboratories and Renewal Biodiesel on April 20, 2007, and included carveout financial statements for the FuelMeister business with an audit report dated April 16, 2007. Accordingly, it would appear that the acquisition of the FuelMeister business was contemplated when Messrs. Marks and King were appointed as officers and directors of Tech Laboratories. Please advise and revise the financial statements and related disclosures as appropriate, providing all of the disclosures required by SFAS 57 with respect to each transaction individually and in the aggregate.

Confidential	Renewal Fuels, Inc. 2007	Page 1 of 5

Response to Comment No. 1:

On March 9, 2007, Renewal Biodiesel, Inc. entered into an asset purchase agreement with Biodiesel Solutions, Inc. (BSI), an unrelated third party, for the purchase of BSI’s FuelMeister division for cash and debt. Renewal Biodiesel, Inc. was organized solely for this acquisition and the equity investors included Crivello, Marks and King. Renewal Biodiesel, Inc. and BSI were privately owned, unrelated business enterprises and, as such, the economic substance of this transaction is that of an arm’s length transaction between two business enterprises to purchase and sell an existing business. Accordingly, Renewal Biodiesel, Inc. accounted for this acquisition as a Business Combination and applied the principles set forth in FASB 141 Business Combinations.

We believe that the purchase of FuelMeister by Renewal Biodiesel, Inc. has economic substance apart from the subsequent reverse merger between Tech Labs and Renewal Biodiesel, Inc. because, collectively:

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Renewal Biodiesel Inc.’s acquisition of FuelMeister, in and of itself, has economic substance as a purchase business combination. FASB 141 provides that a purchase transaction is present when two unrelated parties exchange cash or other assets for a business, as defined. Such is the substance and, accordingly, the economics of Renewal Biodiesel Inc.’s purchase of FuelMeister.

●
Renewal Biodiesel Inc.’s acquisition of Fuel Meister is not outside of the scope of FASB 141 such that would occur when common control, as defined, is present. That is, FASB 141.11 provides that transfers of net assets or exchanges of equity interests between entities under common control do not constitute business combinations. EITF 02-05 provides that common control is present when an individual or entity (or, in some instances, related groups) possesses greater than 50.0% of the voting control of each of the combining entities. The level of voting control necessary to establish common control was not present as to Renewal Biodiesel, Inc., BSI or Tech Labs.

●
Tech Labs’ subsequent merger with Renewal Biodiesel, Inc. is a separate transaction that appears to meet all of the substantive conditions of a reverse merger provided in the SEC Staff Training Manual. That is, Tech Labs did not have a business operation and, subsequent to the merger, shareholders of the former shell continue only as passive investors.

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Notwithstanding the previous bullet point, King served as an officer of Tech Labs; Marks served as a director. Marks and King were officers and directors (and shareholders) of Renewal Biodiesel, Inc. As officers and directors, they had influence over the affairs of each of these companies, and met the definition parties related to the entities under FAS57. However, their influence and their interests in Renewal Biodiesel, Inc. and Tech Labs did not rise to a controlling level because (i) neither possessed pre-merger voting interests in Tech Labs and (ii) their interests were that of minority holders in Renewal Biodiesel, Inc. Accordingly, while the merger was certainly desirable by these parties, neither could ultimately control the completion of the merger transaction.

●
The merger transaction was not in any way perfunctory. The Tech Lab investors could not be given any assurances related to the Renewal Biodiesel, Inc. or any other merger as such was not viewed as particularly prudent nor definite.

Confidential	Renewal Fuels, Inc. 2007	Page 2 of 5

As it relates to our quarterly filing, it would appear that related party disclosures, including the nature thereof, may have been appropriate under FAS57. Since the merger did occur, we have amended the quarterly reports of the Company for the quarterly periods ended June 30, 2007 and September 30 to provide the following disclosure. Please find our additional disclosure in Note 1, under the sub-heading, Acquisition of FuelMeister Business and Note 13, Restatements.

Comment No. 2:

We note your response to prior comment six regarding the assumption of liabilities related to Tech Laboratories, Inc. We continue to believe that the net liabilities assumed in conjunction with the reverse merger should be treated as a reduction of stockholders’ equity. In a reverse merger recapitalization, the assets and liabilities of the two companies are combined at their historical carrying values and no goodwill or other intangibles are recognized. We note that the recognition of the net liabilities of Tech Laboratories as financing fees implies that an asset has been created through the reverse merger. We believe that such treatment is inconsistent with the principle underlying a reverse merger recapitalization, in that no asset for the financing fees would appear to exist (as defined in FASB Statement of Concepts No.6). By definition, it would appear that the net liabilities were recorded in the pre-merger financial statements of Tech Laboratories because the assets (i.e. the cash received from the debt financing) have previously been consumed, while the obligation to repay the debt remains. Please revise the financial statements as previously requested.

Response to Comment No. 2:

We have reconsidered the principles of accounting for our reverse merger as the issuance of the accounting acquirer’s common stock for the net monetary assets of the accounting acquirer, accompanied by a recapitalization. Considering that the debt remains on the combined companies’ financial statements, capitalization as financing cost as an asset (that is, the merger itself giving rise to an asset) appears to be inconsistent with those principles. We have amended our quarterly report to revise this accounting in a manner to be consistent with the requirements. See Note 13, Restatements, in our amended quarterly filing for additional information.

Note 3- Summary of Significant Accounting Policies:

Comment No. 3:

We note your response to prior comment nine with respect to the liquidated damages provisions of your registration rights agreements. We also note that the April 20, 2007 registration rights agreement with Cornell Capital Partners L.P. contains similar liquidated damages provisions. Please tell us whether the waivers you received included all such provisions with Cornell Capital Partners, or just those for which you are currently in default. To the extent that liquidated damages provisions in any agreement are still applicable, please disclose the information required by paragraph 12 of FASB Staff Position EITF 00-19-2. Also, please revise your disclosures to discuss the waivers received and the financing agreements to which each waiver agreement is applicable, and tell us how you evaluated Item 601 of Regulation S-B to determine whether the waiver agreement(s) should be filed as material contract exhibits.

Confidential	Renewal Fuels, Inc. 2007	Page 3 of 5

Response to Comment No. 3:

We received a waiver from Cornell related to the May 2004, April 2005 and December 2006 debenture financing transactions and related agreements (e.g. Registration Rights Agreements), wherein they explicitly waived their rights with respect to “existing defaults and/or accrued damages” as of and through the date of the waiver, November 13, 2007. The waiver was executed without compensation to the investor, did not extend the term of the debentures beyond the waiver date (accordingly, they remain callable) and did not otherwise materially change cash flows on the debt arrangements. These facts have been incorporated into additional disclosure provided in Note 7 to our amended quarterly filing.

The waiver did not extend to any terms or provisions of the April 2007 financing arrangement.

During the period covered by the reports, we complied with the provisions of FSP EITF 00-19-2, but disclosed our policy briefly in the derivative policy note. We have provided a separate policy note (Note 2, sub-heading Registration Payment Arrangements) for our registration payment arrangements in our amended quarterly filing that provides the original disclosure and our method of application of the standard.

We have provided the additional disclosure that you requested related to the waivers in our amended quarterly filing. They are in Notes 7 and 12.

As it relates to the filing of exhibits, we have included the waiver as an exhibit to our amended quarterly filing for the period ended September 2007.

Comment No. 4:

We note your response to prior comment five. However, we do not believe that the facts and circumstances surrounding your trademarks are consistent with the determination that an indefinite useful life is appropriate. Example 7 of Appendix A to SFAS 142 describes a circumstance in which an indefinite useful life is appropriate for a trademark for a leading consumer product that has been a market-share leader for the past eight years. As previously discussed, we believe that the situations in which it is appropriate to use an indefinite useful life for trademarks are limited to cases where the acquired assets both: (i) have a demonstrated history of generating positive cash flows, and (ii) are reasonably expected to do so for an indefinite period of time from the perspective of the acquiring entity. We note that FuelMeister business does not appear to have a demonstrated history of generating positive cash flows prior to your acquisition of the business, and has generated negative cash flows from the date of acquisition through June 30, 2007. We also note that your response indicates that you believe that your trademark is a valuable asset, and that you intend to defend and protect this asset by obtaining any necessary financing to do so. While the trademark may be a valuable asset, the fact that additional financing is required would appear to confirm that the value of the acquired assets is not sufficient to produce cash flows supporting your determination of an indefinite useful life. We also note that in addition to the going concern opinion on your financial statements, your risk factor disclosures indicate that there are significant competitive, economic, technological and other factors that would appear to limit the useful life of your tradename. According, please revise the financial statements and related disclosures to reflect an appropriate amortization period for your tradename.

Confidential	Renewal Fuels, Inc. 2007	Page 4 of 5

Response to Comment No. 4:

We have reconsidered the guidance of SFAS142 and agree that the trademark does not qualify for indefinite life treatment. We have revised our financial statements and disclosures accordingly. See Note 6 in our amended filing for our revised disclosures and amounts related thereto.

Comment No. 5:

We note that you engaged in independent appraisal firm in conjunction with the acquisition of the FuelMeister business. Please confirm that to the extent that reference is made to the use of independent appraisals, valuation specialists or other experts in a registration statement or Exchange Act report that is incorporated by reference into a registration statement, you will identify the expert(s) used and file the consent of the expert(s) as an Exhibit to the registration statement or Exchange Act report, as applicable.

Response to Comment No. 5:

Management assumes responsibility for the amounts derived from valuation techniques that are included in the financial statements and is not relying on the independent appraisers as “experts”. We have removed all references to the valuation specialists in Note 2 in our amended reports.

* * * * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response. Should you require further information, please contact me at (513) 386-7332.

Very truly yours,

/s/ John King
John King
Chief Executive Officer

Confidential	Renewal Fuels, Inc. 2007	Page 5 of 5